

December 22, 2003



03045430

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 121/2003**

  Subject: The Upgrade of Rating of SHIN and its debentures

  Date: December 22, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 22, 2003

SH 121/2003

December 22, 2003

Subject: The Upgrade of Ratings of SHIN and its debentures

To The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("SHIN") would like to inform you that the ratings of SHIN and its debentures SHIN075A (Bt3,000 million senior debentures due 2007) are **upgraded from "A+" to "AA-"** by TRIS Rating Co., Ltd.

The ratings reflect the combined credit profile of its major associated and subsidiary companies, Advanced Info Service PLC (ADVANC) and SHIN Satellite PLC (SATTEL) respectively. Although ratings assigned to SHIN incorporate the credit of all companies within the group, the impact of weaker credit quality for new businesses in media and e-business is negligible because of their relatively small size compared with the established wireless and satellite businesses. The ratings also take into consideration SHIN's professional, experienced, and capable management team and the company's strong financial flexibility. Although dividend received from ADVANC, which is major cash inflow of SHIN, increased in 2003, this stream of cash flow in the future depends on ADVANC's capital expenditure requirement.